Exhibit 4.4

BIOLARGO, INC.

2018 EQUITY INCENTIVE PLAN

NOTICE OF STOCK OPTION GRANT

Unless otherwise defined herein, the terms defined in the BioLargo, Inc. (“BioLargo”) 2018 Equity Incentive Plan (the “Plan”) will have the same meanings in this Notice of Stock Option Grant and the electronic representation of this Notice of Stock Option Grant established and maintained by BioLargo or a third party designated by BioLargo (this “Notice”).

Name:

Address:

You (the “Participant”) have been granted an option to purchase shares of Common Stock of BioLargo under the Plan subject to the terms and conditions of the Plan, this Notice and the Stock Option Award Agreement (the “Option Agreement”), including any applicable country-specific provisions in any appendix attached hereto (the “Appendix”), which constitutes part of the Option Agreement.

Grant Number:

Date of Grant:

Vesting Commencement Date:

Exercise Price per Share:

Total Number of Shares:

Type of Option:	Non-Qualified Stock Option

Incentive Stock Option

Expiration Date:	, 20 ; This Option expires earlier if Participant’s Service terminates earlier, as described in the Option Agreement.

Vesting Schedule:	[Insert applicable vesting schedule]

By accepting (whether in writing, electronically or otherwise) the Option, Participant acknowledges and agrees to the following:

Participant understands that Participant’s employment or consulting relationship or Service with BioLargo or a Parent or Subsidiary or Affiliate is for an unspecified duration, can be terminated at any time (i.e., is “at-will”), except where otherwise prohibited by applicable law and that nothing in this Notice, the Option Agreement or the Plan changes the nature of that relationship. Participant acknowledges that the vesting of the Options pursuant to this Notice is subject to Participant’s continuing Service as an Employee, Director or Consultant. Participant acknowledges that the Vesting Schedule may change prospectively in the event that Participant’s service status changes between full- and part-time status and/or in the event that Participant is on a leave of absence, in accordance with BioLargo’s policies relating to work schedules and vesting or as determined by the Committee. Furthermore, the period during which Participant may exercise the Option after a termination of Service will commence on the Termination Date (as defined in the Option Agreement). Participant also understands that this Notice is subject to the terms and conditions of both the Option Agreement and the Plan, both of which are incorporated herein by reference. Participant has read both the Option Agreement and the Plan. By accepting the Option, Participant consents to electronic delivery as set forth in the Option Agreement.